Exhibit 99.1
Telenor Does Not Support Proposed VimpelCom Acquisition of Weather Investments
(Fornebu, Norway — 20 December 2010) As formally communicated to VimpelCom Ltd.’s Chairman yesterday, based on the information available to it and recent developments, Telenor ASA has determined that the proposed acquisition by VimpelCom Ltd. of Weather Investments S.p.A. is not in the best interests of VimpelCom shareholders and therefore does not intend to support the transaction.
“We strongly support VimpelCom’s expansion in accordance with the principles agreed at the time the company was created. However, in our capacity as a shareholder of VimpelCom Ltd., we do not believe this transaction makes strategic or financial sense for VimpelCom’s shareholders,” said Telenor spokesman Dag Melgaard.
Telenor ASA holds a 36% voting and 39.6% economic interest in VimpelCom Ltd.
Further information:
Dag Melgaard, Communication Manager, Group Communications, Telenor Group
tel: +47 901 92 000
e-mail: dag.melgaard@telenor.com